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Exhibit 21.1

Subsidiaries of Point Therapeutics, Inc.

Name of Subsidiary	Jurisdiction of Organization/ State of Incorporation
Point Therapeutics Massachusetts, Inc.	Massachusetts
Hemapharm Inc.	Delaware
Hemasure A/S	Denmark

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  Exhibit 21.1